Exhibit 99.1

JIUZI HOLDINGS, INC. Announces $4.0 Million Registered Direct Offering

JIUZI HOLDINGS (NASDAQ: JZXN) entered a definitive agreement for a registered direct offering of 1,600,000 Class A ordinary shares (or pre-funded warrants) at $2.50 per share, with aggregate gross proceeds expected to be approximately $4.0 million. The purchase price for pre-funded warrants equals the share price less an exercise price of $0.078 per share.

The offering is with one investor, Univest Securities is sole placement agent, and the transaction is expected to close on or about December 15, 2025, subject to customary closing conditions. The offering is made under a Form F-3 shelf registration (File No. 333-267617) declared effective December 14, 2022; a final prospectus supplement will be filed with the SEC.